Royal Dutch Shell plc

Carel van Bylandtlaan 30

2596 HR The Hague

The Netherlands

US Securities and Exchange Commission	Tel +31 70 377 2625
100 F Street, NE	Email Michiel.Brandjes@shell.com
Washington, D.C. 20549-4628	Internet http://www.shell.com
United States of America

October 31, 2013

RE: Notice of Disclosure filed in Royal Dutch Shell plc’s Form 6-K under Section 219 of Iran Threat Reduction and Syria Humans Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

Dear Sirs:

This filing is to provide notice to U.S. Securities and Exchange Commission (the “SEC”) that Royal Dutch Shell plc’s Form 6-K filed with the SEC on October 31, 2013, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the US Securities Exchange Act of 1934.

Sincerely,

/s/ Michiel Brandjes
Michiel Brandjes
Company Secretary and General Counsel Corporate
Royal Dutch Shell plc

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503